UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-44659

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Andrew Garrett Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Avenue, Suite 403
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janelle Cannizzaro-Fong	925-889-9737	jcannizzaro@andrewgarrett.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson & Smith PA
(Name – if individual, state last, first, and middle name)

500 North Westshore Blvd, Ste 100	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

09/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Mitchell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Andrew Garrett Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Chief Administrative Officer

Notary Public

COTILAYNE DORTHY WESTBY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01WE0010813
Qualified in KingsCounty
Certificate on File in New York County
Commission Expires July 10, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ● (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANDREW GARRETT, INC.

Statement of Financial Condition

For the year ended December 31, 2024

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
Andrew Garrett, Inc.
New York, New York

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as the Company's auditor since 2024.
Tampa, Florida
March 28, 2025

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

ANDREW GARRETT, INC.

For the year ended December 31, 2024

Financial Statements:

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets		
Cash and cash equivalents	$	1,313,608
Deposit with clearing organization		50,000
Receivables from broker dealers and clearing organizations		250,881
Prepaid expenses		62,462
Other receivables		66,289
Operating right of use lease asset		6,124
Securities owned, at fair value		117,600
Security deposits		45,132
Total assets	$	1,912,096
Liabilities and stockholders' equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,113,258
Accrued commissions		237,946
Subordinated borrowings		200,000
Operating lease liability		6,124
Total liabilities	$	1,557,328
Commitments and Contingencies (Note 11)		
Stockholders' equity:		
Common stock Class A - $0.01 value, voting; 5,000 shares voting Class A and 500 non-voting Class B; authorized 1,000 shares of Class A issued and outstanding	$	10
Additional paid in capital		4,820,735
Accumulated deficit		(4,465,977)
Total stockholders' equity		354,768
Total liabilities and stockholders' equity	$	1,912,096

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. Organization and nature of business

Andrew Garrett, Inc. ("the Company") formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two corporations completed a merger of the two existing corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 5,000 shares voting Class A of $0.01 par value stock and 500 shares of non-voting Class B of $0.01 par value stock and issued the new 1,000 Class A shares. The surviving entity changed its corporate name from "Midwest Discount Brokers, Inc." to "Andrew Garrett, Inc." and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett, Inc." to facilitate the continuing operations with customers and suppliers.

2. Summary of significant accounting policies

Basis of presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from trailing commissions which are variable. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions.

The Company records a receivable on the trade date and receives a payment on settlement date. For trailing commissions, the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to variable factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly.

Investment banking income

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as a placement agent for a client's securities.

Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed, and the income is recognized at that point in time when the performance obligation is satisfied. As a placement agent, the Company earns its success fees on its best-efforts offerings on the closing date at a point in time when the performance obligation is satisfied. Merger and acquisition and financial restructuring advisor services are recognized as the services are performed at a point in time when the performance obligation is satisfied. There was no investment banking income during 2024.

Advisory income

Advisory fee revenue are fees paid by investors for professional advisory services. It can be charged as a percentage of total assets, or it may be associated with a broker-dealer transaction.

The majority of the advisory fees are billed in advance on a quarterly basis at the beginning of each quarter and revenue is recognized equally over the quarter's three-month period. The revenue for advisory fees billed on a monthly basis is recognized in the billing month when the performance obligation is satisfied.

Annuity income

Annuity income consists of revenue from annuity commissions and trailers along with other insurance products. These revenues are recognized at a point in time on a monthly or quarterly basis when the performance obligation is satisfied.

2. Summary of significant accounting policies (continued)

Subscription based mutual fund sales credits and trails

Subscription based mutual fund sales and trails consists of revenue from these products held outside of our clearing firm. These revenues are recognized at a point in time on a monthly or quarterly basis when the performance obligation is satisfied.

Other income

The Company recognizes as other income postage and handling service fees billed to customers for mailing statements and trade confirmations. These revenues are recognized at a point in time when services are rendered.

Tax credits

The Company recognizes sales of subscription-based tax credits. These revenues are recognized at a point in time on a monthly or quarterly basis.

Interest income

The Company generates revenue through interest and dividends on cash and investments and through a margin sharing agreement with the Company's clearing organization.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains some of its cash balances in accounts, which at times may exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits. As of December 31, 2024, the Company exceeded these limits by $1,038,792. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Allowance for credit losses

The Company recognizes an expected allowance for credit losses with respect to its accounts receivable. In addition, also at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. Accounts receivable are evaluated individually

2. Summary of significant accounting policies (continued)

Allowance for credit losses (continued)

for impairment. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income or an offset to credit loss expense in the year of recovery, in accordance with the entity's accounting policy election. No allowance for credit losses was considered necessary at December 31, 2024.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset.

Income taxes

Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S. Federal and state income taxes prior to 2021 are closed and management continually evaluates statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings. If applicable, the Company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the tax liability. There were no interest and penalties recognized during 2024.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2024 was $130.

Subsequent events

Subsequent Events have been evaluated through March 31, 2025, which is the date the financial statements were available to be issued and has determined that there are no material events that would require adjustment to or additional disclosure herein.

Fair value measurement

FASB ASC 820 defined fair value as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counterparty in the principal market or in the absence of a principal market, the most advantageous market for the investment or

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

2. Summary of significant accounting policies (continued)

Fair value measurement (continued)

liability. There is a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments. The hierarchy is summarized in the three broad levels listed below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments

The carrying amount of the Company's financial assets and liabilities approximate their fair value because of the short maturity of those instruments.

Leases

The Company recognizes lease assets and lease liabilities on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company has determined that leases below the present value of $5,000 are not material to the Company and therefore, will not be recognized.

The Company also has a three-year operating lease with Mazda which expires in March 2026, with a monthly payment of $425. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2024:

Year	Mazda Lease	
2025	$	5,097
2026		1,275
Total lease payments		6,372
Less: interest		248
Present value of lease payments	$	6,124

Total lease expense and interest for 2024 lease were $5,097 and $518, respectively.

Recent accounting pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

3. Receivables from and deposit with clearing organization

The Company clears certain of its proprietary and customer transactions through a clearing broker dealer on a fully disclosed basis. The receivables from broker dealers and clearing organization includes $118,518 of cash held by the clearing organization for previously received commissions and $132,363 from this clearing organization for commissions generated, which was collected in January 2025.

The Company records securities transactions on a trade date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Deposit with clearing organization

The minimum deposit of $50,000 with the clearing organization is required by the clearing agreement.

4. Accounts payable, accrued expenses and accrued commissions

Accounts payables are a company's ongoing expenses that are typically short-term debts, in which the company has been billed for goods or services and are due at a later date. Accrued expenses are for goods or services that have been utilized but have not yet received any billing documentation for and therefore, do not show up in the company's records. In order to properly record the expense an entry is made recording the expense and the related liability.

Accounts payable and accrued expenses are summarized as follows:

Accounts payable	$	77,170
Accrued expenses		696,088
Accrued legal expense		340,000
	$	1,113,258
Accrued commissions	$	237,946

5. Property and equipment

Property and equipment are summarized as follows:

Furniture and equipment	$	469,985
Improvements		9,446
Less: accumulated depreciation		(479,431)
	$	-

Depreciation expense for the year ended December 31, 2024 amounted to $0.

6. Subordinated borrowings

The Company has a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $200,000 which matures on June 30, 2025 and bears interest at the 30-day Secured Overnight Financing Rate (SOFR) (4.52766% as of December 31, 2024) plus a spread of 4% per annum. FINRA has found the referenced agreement acceptable as a satisfactory subordination agreement effective as of December 10, 2021. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. There is no collateral for the subordinated borrowings. For the year ended December 31, 2024, the total interest expense was $18,812.

7. Fair Value Measurements

The following table presents the Company's fair value hierarchy for assets carried at fair value on a recurring basis:

	Fair Value Measurements December 31, 2024	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned:				
Equities	$ 117,600	-	$ 117,600	-

8. Income taxes

For the year ended December 31, 2024, the provision for income taxes is summarized as follows:

Federal	$	65,904
State		17,566
Valuation allowance		(83,470)
Total provision for income taxes	$	-

The following is the federal tax rate reconciliation:

Federal tax rate	21.00%
State tax rate	7.09%
Allowance	(28.09%)

At December 31, 2024 the Company had total federal net operating loss carry-forwards of approximately $1,209,958. Approximately $823,000 that can be deducted against future taxable income that expire between 2030 and 2036. Approximately $386,900 have no expiration date but are subject to the Internal Revenue Code under the Tax Cuts and Jobs Act (TCJA). Under the TCJA, the NOL deduction for a tax year is equal to the lesser of (1) the aggregate of the NOL carryovers to such year, plus the NOL carry-backs to such year, or (2) 80% of taxable income (determined without regard to the deduction) (Sec. 172(a)). Generally, NOLs can no longer be carried back but are allowed to be carried forward indefinitely (Sec. 172(b)(l)(A)). The special extended carryback provisions are generally repealed, except for certain farming and insurance company losses.

9. Income taxes (continued)

The Company recognizes deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended December 31, 2024:

	2024
Statutory federal rate	21.00%
State tax, net of federal	5.60%
Effective tax rate	26.60%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax asset for the year ended December 31, 2024 was as follows:

	2024
Other	$ 147,846
Net operating losses	326,229
Valuation allowance	(474,075)
Total	-

The valuation allowance changed by $83,470 during the year ended December 31, 2024.

The Company has based the decision not to calculate a deferred tax asset under Accounting Standards Codification Subtopic 740-10 (Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes) More-Likely- Than-Not Tax Treatment.

10. Net capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2024, the Company had net capital of approximately $360,913 which was approximately $260,913 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 3.7438 to 1 as of December 31, 2024.

11. Commitments and contingencies
Pending litigation, claims, and assessments

As of December 31, 2024, the Company had two active litigations/arbitrations pending. In January 2025, the Company settled one arbitration for $90,000. The Company resolved the other arbitration in February 2025 for $250,000. As of December 31, 2024, the Company has accrued $340,000 in legal fees and expenses, included in accounts payable and accrued expenses in the Company’s Statement of Financial Condition.

12. 401k plan

Substantially all of the Company's employees may elect to defer a portion of their annual compensation in the Company-sponsored 40l(k) tax-deferred savings plan. The Company does not make matching contributions into this plan.

13. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including advisory income, commission income, annuities and mutual funds 12b-1 income, and investment banking merger and acquisition advisory fees. The Company has identified its Chief Executive Officer as the chief operating decision maker (“CODM”), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company’s operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

14. Related party transactions

The Company received approximately $17,968 in advisory fees/commissions from related parties in 2024, which are included in advisory income in the Company’s statement of operations.

The Company engaged in transactions with Brookside Farm. A shareholder of this Company is the wife of Andrew Sycoff, CEO. For the year ended December 31, 2024, the total amount of the transactions for the year was $2,400. Brookside Farm sells meat, pork, and poultry products to the Company for use as gifts. There is no account payable to Brookside Farms as of December 31, 2024.

Andrew Sycoff’s wife is the owner of 121-123 Main St LLC, the landlord for the Company’s office space lease. The Company has not received any differential pricing of its lease as a result of this relationship. See Note 2 for further details.